NATIXIS FUNDS TRUST II

(the “Trust”)

April 11, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II

(File Nos.: 2-11101 and 811-00242)

Dear Sir or Madam:

Conveyed herewith pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 101(a)(1)(iii) of Regulation S-T for use in connection with a special meeting of shareholders of the McDonnell Intermediate Municipal Bond Fund (the “Fund”), a series of the Trust, is the letter to shareholders, notice of special meeting of shareholders, preliminary proxy statement and form of proxy card for the Trust.

The special meeting of shareholders is scheduled for June 19, 2019 and is being called for the purposes of submitting proposals (i) to approve a new sub-advisory agreement between the Trust, on behalf of the Fund, Natixis Advisors, L.P. and Loomis, Sayles & Company, L.P. and (ii) to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Trust expects to begin mailing the proxy materials to shareholders on or about May 2, 2019.

Sincerely,

/s/ John DelPrete
John DelPrete
Assistant Secretary